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CONFIDENTIAL SUBMISSION VIA EDGAR United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-6010

Re:	Confidential Submission of Amendment No. 1 to Draft Registration Statement on Form S-1 for Endo, Inc.

Ladies and Gentlemen:

On behalf of Endo, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the U.S. Securities and Exchange Commission (the “Commission”) a complete copy of a draft Registration Statement on Form S-1, amending the draft Registration Statement on Form S-1 confidentially submitted with the Commission on April 8, 2024 in response to telephonic comments received from the Staff of the Commission on May 2, 2024 (as amended, the “Registration Statement”) of the Company.

A public filing of the registration statement will be made on a subsequent date, which in no event will be later than 15 days before the Company commences the road show, or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

Should the Staff have any questions or comments with respect to this confidential submission, please do not hesitate to contact the undersigned at (212) 735-3259.

Sincerely,

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

/s/ Michael J. Zeidel
Michael J. Zeidel
Partner

Enclosure

Cc	Matthew J. Maletta, Esq., Executive Vice President and Chief Legal Officer

Endo, Inc.

Eric Scarazzo, Esq.

Gibson, Dunn & Crutcher LLP

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